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Filed by Andrew Corporation Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Allen Telecom Inc.
Commission File No.: 001-06016

The following is a transcript of a question and answer session that followed an Andrew Corporation presentation held at the Deutshe Bank's information technology hardware conference. Participants of this session were Ralph Faison, CEO of Andrew Corporation, Chuck Nicholas, Vice Chairman and Chief Financial Officer of Andrew Corporation and various attendees of the conference. The details of the presentation given before this question and answer session were previously filed under Rule 425 on February 19, 2003, with an amendment to that filing on February 25, 2003.

Andrew Corporation at Deutsche Bank Securities Inc.
Information Technology Hardware Conference
March 12, 2003
1:30 p.m. EST

UNIDENTIFIED PARTICIPANT: OK, let's go ahead and get going on—we're going to go right into the Q&A.

I think the first question out is, you're really biting off a chunk here. And, you know, you've, you know, for you, Ralph, you're just merging Celiant (ph). And now you're buying Allen Telecom.

You know, what are your—what do you see as your challenges in, you know, coming on as CEO and assuming—absorbing this number of players? And then tell us why did you—I mean, what were the synergies you saw in acquiring Allen Telecom?

RALPH FAISON, PRESIDENT AND CEO, ANDREW CORP.: OK. So—and I've got this microphone, I think. Am I on?

UNIDENTIFIED PARTICIPANT: Is it working?

UNIDENTIFIED PARTICIPANT: I don't.

FAISON: Is this one working? Yes. OK.

So, number one, let's talk about—let's start first. I joined Andrew in conjunction with the Celiant (ph) transaction, when Andrew purchased Celiant (ph) almost a year ago now.

So we can talk about Celiant (ph) first. In terms of integration or any remaining integration there, that was completed, I would estimate August-September timeframe, in terms of having the teams fully integrated, and certainly by now, fully done.

So that—that did a couple of things. One is, that is behind us. And, two, it also gave both teams more management bandwidth, so that we then could go forward and look at something like an Allen transaction, which, given the proximity of Floyd transitioning the CEO responsibilities and retaining the chairman responsibilities, the transition of CEO responsibilities to me and the announcement of the Allen transaction, a number of questions have been, wow, that was an interesting first week, Ralph.

This transaction has been envisioned, talked about and part of a strategic direction for Andrew for quite some number of years. In fact, I asked Floyd. He looked back at his notes and probably as long as eight years he's been keeping notes of various meetings at different times, working with Allen.

So, the Andrew company knows the Allen company very well and vice versa. So, in terms of integration, clearly there are some challenges, as always is the case of two companies merging, all centered on the execution side to ensure that we achieve the kind of synergies that we are out for, and, more importantly, the strategic benefits.

We have pointed towards $40 million in synergies being achieved on a run rate basis by the fourth quarter of our fiscal 2004. And our fiscal year, by the way, is in October 1, fiscal year.

For the period, for the fiscal period of 2004, we should see about $20 million in savings.

We've also pointed to the fact that those are conservative numbers, both the 40 and the 20. And the basis of that is, we identify the 40 on very real actions that could be taken, but done during the due diligence process with Allen and Andrew.

We have not jumped into the finer detail of operation synergies, but we see significant upside associated with the synergies, particularly when you think of examples such as Allen has a large antenna manufacturing facility in Dallas. We, for our most recent announced restructuring announcement had also a large antenna manufacturing facility in Dallas that we're moving to Reynosa, Mexico.

Not included within those synergies are the advantage of now taking their Dallas facility, our Dallas facility into one single Reynosa, Mexico facility, as one example for North America.

Similar examples exist in Europe. Our movement to some of the labor intensive activities into the Central Europe arena.

And also in China. There are three manufacturing facilities between the two companies in China today that would likely be one, or at the most two by the time we get through. And that also is not within those synergy estimates that we currently have in place.

So we feel quite comfortable to the conservative nature of the 40 million in synergies.

UNIDENTIFIED PARTICIPANT: Any—and maybe this is for Chuck. Can you kind of walk through what's the balance sheet going to look like post the merger? What's the—kind of what your debt-to-equity ratio going to be and, you know, what kind of cash are you going to be holding onto and, you know, those kinds of things.

CHARLES NICHOLAS, CFO, ANDREW CORP.: OK. Well, on balance, Allen's been bringing down their debt over the last, really 12, 18 months. I think net debt they're at—what was it—$28 million, I think, at the December 31.

Andrew was net cash about $8 million. So, just bringing the balance sheets together on a cash and debt basis as of December 31, you'd have about $119, $120 million of cash and net debt of about $20 million.

Both companies are strong cash flow generators. Allen's been improving their cash flow. Andrew's had strong cash flow for years, and we expect that's going to continue.

Between now and the close of the transaction, I think that net debt of $20 million is going to be significantly reduced, if not close to eliminated. And cash balances probably will be higher at June 30th than they were at December 31 for both companies.

UNIDENTIFIED PARTICIPANT: What kind of share can we—looking at post . . .

NICHOLAS: Well, excluding the convertible preferred, should be looking at about 154 million shares post transaction.

Allen stockholders will get about 36 percent of Andrew. On a combined basis, it'd be about 154.

The converts, if you assume them, would be roughly another 10 or 11 million, I think about 11 million shares. So, . . .

UNIDENTIFIED PARTICIPANT: What's the strike price on the convert?

NICHOLAS: Well, they will convert to Andrew. Andrew will issue a new—or new for us—our only preferred shares. And with Allen, I think they were $7.70 a share.

UNIDENTIFIED PARTICIPANT: So, they're in the money, in other words.

NICHOLAS: Yes, they're nicely in the money in the last six months.

UNIDENTIFIED PARTICIPANT: OK, take a question from the audience.

UNIDENTIFIED PARTICIPANT: We've been hearing some rumblings about India picking up again in three lines, perhaps splitting up their network some more, as well as in China, beyond China Unicom and following CDMA, perhaps at a different frequency.

What are you seeing from Lucent, I guess, in terms of maybe this quarter, maybe going forward, in terms of a pickup, perhaps in CDMA in those developing markets?

FAISON: Well, if we start with China first, we were a great beneficiary of China phase one—China Unicom phase one. China Unicom phase two benefited us a great deal.

Primarily that benefit came in the fourth quarter of our fiscal '02, the September quarter, and as well, the December quarter in terms of the bulk of the amplifier installations there.

Unicom phase two, save a fill-in, is primarily done. Now conversations are being had about phase three starting as soon as July. I always stood (ph) a little word of caution for myself and for others on that, reminding us that phase two was supposed to kick off in earnest in May of '02. So we throw that caution, but look forward in anticipation to that.

China Netcom, in terms of a wireless build, has not yet declared and moved forward, nor has ChinaTel. Certainly seeing some activity around TDFEMA (ph) opportunities, but not yet clear from a visibility standpoint of when something like that would roll.

Irrespective of any air interface our customer, of course—you would probably expect me to say this—we are capable and ready to supply any air interface and ready to roll with that.

On India, we're seeing benefit now for Reliance and the amplifier sales of that, as well as follow-on passive components. There we did not have customers who had turnkey solutions for Reliance. Reliance has done a debundle of that similar to other markets like North America.

But we provide amplifiers and in-cabinet capability to the OEMs, and then we go direct to the operator for cable, antennas, accessories (ph).

UNIDENTIFIED PARTICIPANT: And are you seeing plans for further build-out with India, beyond what they've done so far?

FAISON: Nothing specific. Hearing a lot of conversation. Given what Reliance is doing, seeing other competitors talk about, well, now we're going to have to follow suit.

And the beautiful thing about India is the, you know, the total handset penetration wired and wireline, is less than 10 percent. So, it certainly is a great opportunity for growth. And as competition comes amongst current operators and new operators, it certainly is something we're looking forward to.

UNIDENTIFIED PARTICIPANT: Can you just talk about what your product portfolio is going to look like after the merger?

FAISON: Sure. So the question was, what does the product portfolio look like after the merger?

We will be the only player in the market with a complete RF subsystem solution. And I'll define that broadly as, we now provide virtually 100 percent of all of the components required to facilitate a base station site.

The strategy of Andrew had been, for quite some time, to consolidate what we refer to as the RF path, or RF footprint. So if you start at the top of the tower with antennas, come down the tower, cable, hangers, accessories, connectors, go into the cabinet with filters, amplifiers, now geolocation on the network side, geolocation devices, all the connectors and couplers associated with that.

The only thing we are not today directly providing are the radio portion of the base station antenna. We do have a number, a couple of the OEMs talking to us about integrating radios with amplifiers, where we would actually build the radio, the transmit and receive side.

We're always very careful at Andrew, given—even though we are the largest in the base station RF subsystem site, we are dwarfed by our customers. We are also very careful not to encroach in any of their areas. So only when they ask, would we consider building the radio as well.

So we now offer the full stream RF path with those products, with number one or number two market—global market positions in each of the individual product categories, such as antennas and amplifiers.

UNIDENTIFIED PARTICIPANT: Can you kind of give us a timeframe for where you see this, you know. Because clearly, we look at the, on the PA side, the more efficient and the more—lower cost can really be driven by getting into the base band (ph) and really driving a digital amplifier, and then converting to RF.

You know, what's the timeframe for, you know, obviously there's some—you've got to get the secret sauce out of the base station in order to do that. So, what's the timeframe for these kinds of products hitting the market?

FAISON: Well, we have today commercial products that, both at the RF—digital free (ph) distortion, as well as the base band, digital free distortion (ph). We've been shipping digitally free distorted amplifiers for well over a year now.

I think we're—I still think I can make this accurate statement, unless something has happened the last few weeks. We are the only power (ph) amplifier supplier that has commercially available digital free distortion units.

Dare say, you can't talk to any power amplifier company that doesn't talk about digital free distortion as something they're working on, and the efficiency gains that it will achieve. I think we're the only one that has been commercially providing it.

And whether it's base band or F-based, we're open to either, and we have experience with three OEMs that's providing us the kind of partnership and close working relationships for—to help with that radio (ph) portion.

I think one of the reasons is, our strategy is specific, in that we do not sell amplifiers directly to operators. We only work with the OEMs so we can build that type partnership.

UNIDENTIFIED PARTICIPANT: Can you kind of give us an idea of what you're thinking of in terms of efficiencies with these products?

FAISON: Right now, if you were looking at current shipping products, 12, 13 percent efficient amplifiers. If you're looking at what we have in next generation products, 16, 17 percent. And if you look at what we've demonstrated from a laboratory perspective, over 20 percent.

UNIDENTIFIED PARTICIPANT: Can you just talk—can you talk about, in terms of the $40 million in savings, how much of that—how much cash expense you think there's going to be to restructure some of the facilities that you acquire from Allen? And how much of the savings are really just depreciation that's coming off on a pro forma basis?

FAISON: Chuck, you want to . . .

NICHOLAS: Sure.

FAISON: .. . . fill on that one?

NICHOLAS: Well, the $40 million is all cash savings. There's no depreciation or amortization in there. So that's going to be a cash savings that we'll realize. The cash costs of implementing that restructuring or that integration, is still being refined.

It's going to be affected, obviously, in a significant way by the number and types of facilities that we'll get relocated as a result. And, frankly, those kinds of savings aren't even in the $40 million at this stage, all right.

We will go through that. We are going through that process now with teams from Allen and Andrew operations getting together to start to evaluate that and sort through the pieces.

I can't imagine that the cash costs, say, of a $40 million integration would be any more than $10 to $15 million, in terms of cash implementation costs.

So, don't anticipate that there'll be any significant cash needs or requirements as a result of the integration and the restructuring process that really both companies are going through right now.

UNIDENTIFIED PARTICIPANT: George (ph)?

GEORGE (ph): Just to be clear, going back to a prior question, you were talking about Reliance. Can you help me understand exactly how that rollout has progressed in terms of timing? When did it really start? When is it going to finish? And, you know, how tightly is that mapped to, you know, what the equipment suppliers are seeing in terms of, . . .

FAISON: Right.

GEORGE (ph): . . . you know, REV (ph). And obviously, there's a tight coupling there, but . . .

FAISON: The word tightly is one that I'll have a hard time laying out for you.

One of the issues that's probably important to explain is, in terms of our ordering and our visibility beyond our OEM customers, and the orders they placed on us, we don't have perfect visibility as to, one, when they buffer, when they're deploying and where they're deploying.

And if you think about that, it's pretty straightforward. Even though we have tight customer relationships, each of our customers know that we're—we have tight relationships with their competitors. Therefore, the sharing of specific site-by-site information, specific timelines for rollout, and that kind of information, is not something we get direct from our OEM customers.

So, in addition to that, what we also have is a very flexible ordering cycle. I'll give cable as an example and then talk about amplifiers.

Cable—70 percent of the customer orders we receive are filled in less than five days. So the beauty of that is, it's a very hard competitive challenge for our competitors to meet, creates a nice relationship and value add for the customer. But on the visibility side, it gives us visibility of about five days.

On the amplifier side, we're in about a two-week window there. In fact, even in a given week, we accept and can respond to significant order changes necessary for a particular project deployment.

But what we don't have visibility to is, are they—we ship to a systems integration site, for instance, power amplifiers. Are they integrating for buffer for a broad-based, fast deployment? Or are they doing it in-line with the knee (ph), directly to the particular site? And I don't have that visibility.

So it's very hard for us then to then measure, you know, how is the Reliance rollout going? We certainly see the amplifiers we're selling and in the months we're selling them. And we've been receiving orders that are destined for an India rollout since the October-November timeframe, and we continue to receive orders on that front.

UNIDENTIFIED PARTICIPANT: Exact (ph). When do you think that rolls over, (INAUDIBLE) . . .

FAISON: Yes, I don't know that either. But, again, the specific site-by-site basis. Still receiving orders now. Hope that that, you know, has life through the quarter.

UNIDENTIFIED PARTICIPANT: Is that through the quarter . . .

FAISON: Through the quarter. Don't know about the next quarter. Just don't have that much vision out. Hard to determine.

And, depending upon the configuration of base station site, it's hard to determine—you would think, well, you can count the number of amplifiers and compute that to the site. But some sites may go in with three modules, some may go in with six.

So all we see is a raw number of amplifiers, and it's hard to extrapolate that to the number of sites that would actually be deployed.

UNIDENTIFIED PARTICIPANT: OK. Can you kind of walk through, you know, what do you see that your gross and operating margins post the merger? Kind of, what's the frame there?

And then, kind of give us a, you know, it's—we're midway through the quarter. And what's your view on how the year—how the year's going? What's your view on the overall market?

Obviously, you saw what Nokia said about, you know, revenues down 15, 20 percent in their infrastructure business in Q1. Now what's your view on what's occurring in the market?

FAISON: OK. So let me start with the easier question first, if I haven't forgotten it already. Give me . . .

UNIDENTIFIED PARTICIPANT: Gross and operating margins . . .

FAISON: Yes, gross and operating margins. On a rolling, going-forward basis, by Q4, post acquisition, Q—this before—that's the September quarter—we would see the kind of line up on the gross margin at the corporate level being 29 to 30. I'll go ahead and cover just a little more.

On the operating expense side, we see that in the 16 to 17 percent range. Therefore, returning nicely, well into the double-digit operating income percentage.

Just post the acquisition, if you look at Allen's gross margins at about 25, ours at about 28, of course you'd immediately see about a point reduction in the corporate gross margins.

As the synergies start to roll through, as well as the continued efforts that we're doing to develop the restructuring cost savings, you'll see margin improvement from the time of the transaction up until that fourth quarter rolling from the, say, 27 percent range up to the 29 to 30, over that period of time.

Now, the second question was my favorite one, and that is—I'll translate it to visibility.

Visibility for the year is nonexistent for us. Visibility even a quarter going forward—Chuck and I spend—and Floyd—and we spend a lot of time trying to take an educated guess at what that quarter may bring.

As I talked earlier about amplifiers and cable as an example, our visibility is a two-week window at best. So it's very hard when we're in the current quarter and haven't given any updated guidance of any kind. And as far as looking beyond this quarter that we're currently in to the rest of the year, it's very difficult to see.

We point to the fundamental drivers in wireless market, and have confidence that growth will return. When is the big question. And we certainly look to events that you referenced, such as Nokia, as not (ph) good (ph) years (ph), for the face (ph).

And we've continued to look at '03 in our early planning and going forward as a kind of form or consensus of zero to 10 percent down. There's a Nokia announcement of worse than that, where—like everyone else—looking to try to determine what that may mean to us going forward.

I wished I had a better visibility to answer for you. No one would like visibility more than us, but it just doesn't exist.

UNIDENTIFIED PARTICIPANT: (INAUDIBLE) a contingent (ph) plan in terms of, you know, assuming it's greater than down 10 percent, in terms of what you might do on the cost side to try to keep the margin picture, you know, kind of in the frame you're painting here of 16 to 17 percent op ex.

FAISON: Right.

UNIDENTIFIED PARTICIPANT: You know, and kind of 13, 14 percent margins.

FAISON: Well, the fundamentals that we're doing, we will stick with. We think the restructuring we announced earlier, as well as the acquisition of Allen, really does maximize our ability for scale and efficiency, so that if the market were to turn worse, we, of course, already are a little—in a little better shape than most of our competitors, and would continue that gain in terms of operating efficiency and cost efficiency associated with the consolidation of facilities.

So, we don't really have a, what I would refer to as a plan B. Our knee-jerk reaction that says, hey, if revenues drop further, let's go cut these five things.

Because we're planning on a strategy that says, one, build a platform that can weather the storm quite nicely relative to the competitive face, and number two, make sure you're continually building your footprint, so that when growth does return, and our thesis is founded in the fact that, given subscriber growth and massive (ph) use growth, that growth does return.

And when it does return, we get a disproportionate share of that growth. So, we'll hold with that strategy.

UNIDENTIFIED PARTICIPANT: Any more questions?

UNIDENTIFIED PARTICIPANT: In terms of looking at (ph) the back half of the year, and even next quarter, what are the big sales you look to in order to (INAUDIBLE) to keep your business (INAUDIBLE) . . .

FAISON: So the question was, what are some of the big builds we look to?

Mentioned earlier China, phase three, Unicom phase three would be a nice one. Continuing to look at Netcom, ChinaTel, to see what path they head down for the wireless side. Looking at India, the pressure that Reliance has put on other vendors, trying to see that move.

Looking in the U.S. at the ever-increasing capacity problem on the wireless side, and looking at a few early indicators. Verizon a few weeks ago, increasing their total cap ex spending for the year, as well as announcing they would reapportion that cap ex spending with a bias toward the base station sites.

AT&T doing something similar. Not in terms of the increase of cap ex, but in terms of the reapportionment to the base station site. As well as Sprint talking about further filling in dark spots with, you know, some 150 million increase, or 150 million planned for that piece.

So for North America, it really is a continued battle to make sure, you know, that the capacity problems don't get so bad for operators that they start really triggering churn. And any time capacity is added, particularly given our 100 percent address on the base station site, we get something. So we see that as plus (ph).

Europe has been, for last year and the most recent quarter, a strong point relative to the rest of the regions for us. And we hope that continues, as well.

We look to the early 3G performance that we've been fortunate to be able to participate in as an early sign of 3G rolling out, and hope that that continues throughout the year.

UNIDENTIFIED PARTICIPANT: Generally, how much do you think of your business is going into China . . .

FAISON: How much? Well, let's see. Last year, or even most recent quarter . . .

NICHOLAS: Well, last year it was about 10 or 12 . . .

FAISON: .. . . 10 percent in Asia . . .

NICHOLAS: .. . . probably be up . . .

FAISON: .. . . Asia Pacific region. So, you know, 10 to 12.

NICHOLAS: And I would expect it to be up in '03 compared to '02 . . .

FAISON: Right.

NICHOLAS: .. . . '02 was down . . .

FAISON: Right.

NICHOLAS: .. . . a very strong year in 2001.

UNIDENTIFIED PARTICIPANT: Can you just talk about the (INAUDIBLE) network sharing agreements and, you know, maybe if the reduction, the number of base stations that (INAUDIBLE) out (ph) and some of the carriers share base stations. What does that mean for your business.

FAISON: Yes. In general, network sharing doesn't impact us negatively or positively, because of the base station sites themselves, so what we're most concerned. That's where our footprint is.

And that's where the capacity constraint is. So sharing existing full capacity doesn't make much sense in terms of improving capacity. Therefore, there still is a requirement to increase the absolute network capacity.

Sharing makes sense, but in terms of any efficiencies that are gained in other line items that would free up dollars, that would be a benefit to us.

I think the ultimate answer for us is perhaps less operators for there to be sharing amongst. In other words, consolidation.

But then, sharing does make a great deal of sense from an operating efficiency perspective. It doesn't necessarily address the capacity aspect.

UNIDENTIFIED PARTICIPANT: Yes, almost all the networks are still (ph) today. So, consolidation doesn't create any new capacity.

UNIDENTIFIED PARTICIPANT: That (ph) net (ph) 12 percent in Asia, does that include stuff that you're not selling direct into Asia, (INAUDIBLE) all the products . . .

UNIDENTIFIED PARTICIPANT: Yes, yes . . .

UNIDENTIFIED PARTICIPANT: (INAUDIBLE).

UNIDENTIFIED PARTICIPANT: Yes.

UNIDENTIFIED PARTICIPANT: . . . regardless of channel . . .

UNIDENTIFIED PARTICIPANT: . . . right . . .

UNIDENTIFIED PARTICIPANT: Let me explore a little bit of what you're saying in Europe. I mean, you know, we've seen, you know, many carriers put trial networks in, WCDMA. But we've seen very few actually move into commercial deployment. It's got Hutchinson (ph), you know, Vodafone continuing to move on track.

Now, what are you seeing over in Europe with regard to WCDMA clients?

FAISON: Well, we certainly see a rollout. And any rollout from my perspective is better than what we saw last year.

Certainly, nothing near the level of what might have been predicted a couple of years ago. But the early phase and the strong commitment by Hutchinson, some rollout with Orange (ph) and other vendors, testing what I would say the 3G proposition.

And we've seen enough that we certainly are, again, appreciative of that business, and been able to participate in it well.

I don't think—our general premise is, we don't see large scale rollouts in Europe until "04. I think there's probably another turn of terminals that's required to get the right feature function and price relationship on the terminal side.

But we certainly are excited about what little we've been able to see.

In general, 3G, while we would love to see an instance where the world decided to convert technologies to 3G, because that would mean a major overhaul in the placement of a lot of equipment.

But in general, capacity is much more what we're looking for, whether it be 2G (ph) (INAUDIBLE) Latin American environment, 2.5G (ph), or 3G (ph), we are not as concerned with the particular technology level as we are just answering the capacity issue. And each time capacity is added, we benefit.

UNIDENTIFIED PARTICIPANT: Can you talk about where your biggest exposures are? And you mentioned, you know, India and China, and 10 to 12 percent of revenue, but speaking about your biggest exposures in terms of what OEMs you're exposed to and what carriers you're exposed to, I'd love to get a sense for that.

UNIDENTIFIED PARTICIPANT: Sure. Well, if you—let me—let me push Lucent to the side for the moment, and if you look at global customers, Andrew has a significant customer relationship with—I would be challenged to name a global OEM or service provider that would be excluded from Andrew's customer list. So, and prior to the Celiant transaction, no single customer made up more than 10 percent of Andrew's revenue. In fact, it was far less than that— . . .

UNIDENTIFIED PARTICIPANT: Yes, six or seven . . .

UNIDENTIFIED PARTICIPANT: . . . six or seven percent. (INAUDIBLE)

Now, uniquely with Celiant, Celiant had a customer base of one and a very nice customer, so therefore Lucent has become a 20 percent-range customer for Andrew. But on that front, one of the initial premises of Celiant and Andrew getting together was Celiant was a new company with one large customer and a lot of capability but not well known around the world or with other customers. Andrew had channels 65-year old with all the major customers proving in that proposition what is now the Andrew Amplifier Division has contracts with six major OEMs and in the most recent quarter, we talked about the revenue breakout there. From June, where 100 percent of Celiant's revenues were Lucent, to December, the Amplifier Division 75 percent was Lucent, so making nice progress to while not losing share with Lucent, but filling out with other adds from other customers and growing share in the—actually growing market share with other customers. So—and that would by far be the largest, you know, percentage customer that we have.

In terms of that, regional—about 50 percent of our sales are U.S. North America—the rest outside. We already talked about the Asia Pacific region being 10 to 12. So, Andrew is very nicely diversified from a geographic perspective as well as a product perspective, and they've done a lot. I give Floyd (ph) and the team a great deal of credit. If you look back at 2001—end of fiscal year 2001, cable products were 59 percent of Andrew's revenue. Today, post-merger on a pro forma basis—or on a pro forma basis (INAUDIBLE), 36 percent is cable. So, they've really done a nice job of diversifying from a product and a geography standpoint, and have always been well diversified on a customer basis.

UNIDENTIFIED PARTICIPANT: In terms of (INAUDIBLE), what are your expectations of timing? And I guess along the same lines, what are your expectations of timing . . .

UNIDENTIFIED PARTICIPANT: Right. Yes, Netcom and Telecom (ph) are, you know, much harder to estimate because a lot of different forces that we don't have access to determine, you know, do they get a license, what (INAUDIBLE) interface do they use, when do they go forward, how do they deploy—all those questions are still, best I can tell, open and being discussed.

On Phase III (ph) we've heard, we mentioned earlier, you know, as early as July Phase III (ph) made again but I put the caution earlier as well, Phase II (ph) of last year was supposed to start in earnest in May and it really started in earnest, for us, in August, September time frames and October was the big roll of the announcement.

UNIDENTIFIED PARTICIPANT: And then in terms of customer (ph) concentration (ph) growth (ph) with Allan (ph) was AT&T (ph) . . .

UNIDENTIFIED PARTICIPANT: No.

UNIDENTIFIED PARTICIPANT: No. The reference Ralph made to 20 percent for Lucent, actually it will be about 22 percent on a pro forma basis, Allan (ph), and selling it for a full 12 months.

UNIDENTIFIED PARTICIPANT: OK.

UNIDENTIFIED PARTICIPANT: Under Lucent, no customer's going to be more than 10 percent. AT&T Wireless, yes, they will grow as a percentage (ph) but just (ph) less than 10 percent.

UNIDENTIFIED PARTICIPANT: Less than 10. Even with including geolizations (ph)?

UNIDENTIFIED PARTICIPANT: Yes.

UNIDENTIFIED PARTICIPANT: (INAUDIBLE).

UNIDENTIFIED PARTICIPANT: Yes.

UNIDENTIFIED PARTICIPANT: One last question.

UNIDENTIFIED PARTICIPANT: Talking about pro forma.

UNIDENTIFIED PARTICIPANT: Of course.

UNIDENTIFIED PARTICIPANT: Year location (ph) pro forma is 6 percent of revenues.

UNIDENTIFIED PARTICIPANT: Right. I got that.

One last question. Can you kind of give us a rundown. What's the latest on the renegotiation with Lucent on the (INAUDIBLE)? You know you wanted (ph) to savor that question.

UNIDENTIFIED PARTICIPANT: I can't imagine that question not coming up. Blessed will be the day when we don't—yes, we are, as we mentioned the last time asked the question, we are in the, for the last several weeks, in the final detail aspects. We had never driven this from our side as a—something we're, you know, pushing to have done.

We have been more in the face of meeting the needs of a key customer and their request, which is a reasonable one, which was, hey, when those minimum dollar amount thresholds were set some two years ago, all of us thought there was 20 percent plus growth rate to enjoy for some indefinite period of time. Now that we know the market has changed significantly, those dollar targets are somewhat unrealistic, in fact, would have Lucent well over 100 percent thinned (ph) on amplifiers to honor the contract. We never wanted to be in the position of charging a penalty to one of our key customers when they were giving us the majority share of their business.

So we had been at Lucent's pace. Granted taken a lot longer than we thought. Has not interrupted any business operations flows or anything along those lines. More a formality to get the new modified contract in place. Should be very, very soon and when it comes out, our expectation is that it will be met with kind of a ho (ph) hum (ph) reaction because there is no major surprises, nothing that I think anyone wouldn't have thought to logical groups would get together and do. My hope is that there won't be a reaction that while Andrew really made out well here, or while Lucent really made out well here but they did both (ph) the spirit of a mutually agreeable agreement.

UNIDENTIFIED PARTICIPANT: (INAUDIBLE).

UNIDENTIFIED PARTICIPANT: Soon.

UNIDENTIFIED PARTICIPANT: OK and anything else? Anyone else?

UNIDENTIFIED PARTICIPANT: Questions.

UNIDENTIFIED PARTICIPANT: (INAUDIBLE).

UNIDENTIFIED PARTICIPANT: All right. Thank you very much. Appreciate your participation (ph).

END

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Andrew Corporation at Deutsche Bank Securities Inc. Information Technology Hardware Conference March 12, 2003 1:30 p.m. EST